SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 14, 2003

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

7, rue de Téhéran, 75008 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:

An announcement dated October 10, 2003, announcing that on October 16, 2003, Group Danone will publish its final results for the first half of 2003 and its sales for the first 9 months of 2003.

October 10th, 2003

GROUPE DANONE’S FIRST HALF FINAL RESULTS

AND FIRST 9 MONTHS SALES 2003

Groupe DANONE’s First Half Final Results and First 9 months Sales for 2003 will be published at 8.30 am (Paris Time)

on Thursday 16th of October 2003.

An analysts meeting will be held in Paris at 10.30 am (Paris time)

And in London at 4.00 pm (UK time) led by

Franck Riboud, chairman and Emmanuel FABER, Chief Financial Officer.

A broadcast of the two presentations will be available

live on the corporate web site (www.finance.danone.com).

If you are unable to listen the presentations in live, a replay will be available

2 hours after the end of each meeting.

Raw Financial will release the presentations on its own system.

Best Regards,

Nadine COULM

Head of Investor Relations

For further information:

Communication Department: 0033 (0)1 44 35 20 75 – Investor Relations Department: 0033 (0)1 44 35 20 76

Groupe DANONE: 7, rue de Téhéran, 75381 Paris Cedex 08 – Fax 0033 (0)1 45 63 88 22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: October 14, 2003	By:	/s/ EMMANUEL FABER

	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer

3